International Spirits & Beverage Group, Inc.

8300 FM 1960 West, Suite 450

Houston, Texas 77070

February 26, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Joanna Lam

Re: International Spirits & Beverage Group, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-226280

Dear: Ms. Lain:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), International Spirits & Beverage Group, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-226280), initially filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2018 (as amended, the “Registration Statement”) and all amendments and exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing its public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company's securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at International Spirits & Beverage Group, Inc., 8300 FM 1960 West, Suite 450, Houston, Texas 77070.

Should you have any questions regarding these matters, please contact the undersigned at (832) 390-2754.

Very truly yours,

International Spirits & Beverage Group, Inc.

By: /s/ Alonzo Y Pierce

Name: Alonzo V. Pierce

President